UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Agrify Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00853E 305

(CUSIP Number)

Raymond Chang

c/o Agrify Corporation

2468 Industrial Drive

Troy, MI 48084

(617) 896-5243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00853E 305

1.	Names of Reporting Persons I-Tseng Jenny Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds PF (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,609,789(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,609,789(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,609,789(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 445,272 shares of common stock, par value $0.001, of Agrify Corporation (“Common Stock”), held by M Zion Capital, LLC (“M Zion Capital”), an entity controlled by Ms. Chan, (ii) 445,272 shares of Common Stock held by M Olivet Capital, LLC (“M Olivet Capital”), an entity controlled by Ms. Chan, (iii) 445,272 shares of Common Stock held by M Cannan Capital, LLC (“M Cannan Capital”), an entity controlled by Ms. Chan, (iv) that number of shares of Common Stock issuable to CP Acquisitions, LLC (“CP Acquisitions”), an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of that certain Senior Secured Amended, Restated and Consolidated Convertible Note, as amended (the “Convertible Note”) due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of common stock upon conversion to Mr. Chang and/or Ms. Chan, each a member of the Board of Directors of the Issuer (“Board”), in which case the 49.99% beneficial ownership limitation will apply to each of them individually, (v) pre-funded warrants to purchase 7,876,712 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation.

Ms. Chan disclaims beneficial ownership with respect to the shares held by M Zion Capital, the shares held by M Olivet Capital, the shares held by M Cannan Capital and the shares entitled to CP Acquisitions upon conversion of its Convertible Note, in each case except to the extent of her pecuniary interest therein.

(2)	Based on 14,230,004 shares of Common Stock outstanding as of July 17, 2024, as set forth in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2024, plus the shares of Common Stock issuable upon conversion of the Convertible Note in footnote (1), subject to applicable beneficial ownership limitations.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Zion Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.14%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 445,272 shares of Common Stock held by M Zion Capital.

(2)	Based on 14,230,004 shares of Common Stock outstanding as of July 17, 2024, as set forth in the Issuer’s Definitive Proxy Statement filed with the SEC on July 22, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Olivet Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.14%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 445,272 shares of Common Stock held by M Olivet Capital.

(2)	Based on 14,230,004 shares of Common Stock outstanding as of July 17, 2024, as set forth in the Issuer’s Definitive Proxy Statement filed with the SEC on July 22, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons M Cannan Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,272(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,272(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,272(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.14%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 445,272 shares of Common Stock held by M Cannan Capital.

(2)	Based on 14,230,004 shares of Common Stock outstanding as of July 17, 2024, as set forth in the Issuer’s Definitive Proxy Statement filed with the SEC on July 22, 2024.

CUSIP No. 00853E 305

1.	Names of Reporting Persons CP Acquisitions, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds WC (See Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) b ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,273,973(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,273,973(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,273,973(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.99%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) that number of shares of Common Stock issuable to CP Acquisitions, an entity controlled by Ms. Chan, issuable to Ms. Chan upon the conversion of the Convertible Note due 2025 described herein with an outstanding principal amount of $3,500,000.00 and a conversion price of $1.46 per share (as may be adjusted per the Senior Secured Amended, Restated and Consolidated Convertible Note due 2025 from time to time), which conversion is subject to a 49.99% beneficial ownership limitation; provided that CP Acquisitions may assign its right to receive shares of Common Stock upon conversion to Mr. Chang and/or Ms. Chan, each a member of the Board, in which case the 49.99% beneficial ownership limitation will apply to each of them individually, and (ii) pre-funded warrants to purchase 7,876,712 shares of Common Stock held by CP Acquisitions that are exercisable within 60 days of the date hereof, subject to a 49.99% beneficial ownership limitation.

(2)	Based on 14,230,004 shares of Common Stock outstanding as of July 17, 2024, as set forth in the Issuer’s Definitive Proxy Statement filed with the SEC on July 22, 2024, plus the shares of Common Stock issuable upon conversion of the Convertible Note in footnote (1) above, subject to applicable beneficial ownership limitations.

SCHEDULE 13D – EXPLANATORY NOTE

This Amendment No. 2 to the statement on Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on January 25, 2024, as amended by that certain Amendment No. 1 filed on May 23, 2024 (collectively, the “Schedule 13D”), and relates to the shares of common stock, par value $0.001 (“Common Stock”) of the Agrify Corporation (“Issuer”) beneficially owned by M Zion Capital, LLC (“M Zion Capital”), M Olivet Capital, LLC (“M Olivet Capital”), M Cannan Capital, LLC (“M Cannan Capital”), and CP Acquisitions, LLC (“CP Acquisitions”) (each of M Zion Capital, M Olivet Capital, M Cannan Capital CP Acquisitions, a “Reporting Person” and together, the “Reporting Persons”) with respect to shares of Common Stock that they may be deemed to have beneficial ownership.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Subject to market conditions and other factors that each of the Reporting Persons may deem material to such Reporting Person’s investment decisions, each Reporting Person may, from time to time, in compliance with applicable laws and as permitted without the use of certain insider or other material non-public information, sell all or a portion of the shares of Common Stock held by such Reporting Person, periodically or in one or a limited number of sales, in the open market, in block transactions, in privately negotiated transactions, or otherwise, and/or may distribute the Common Stock held by such Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon each of the Reporting Person’s evaluation of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons’ need for liquidity, and/or other future developments.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Each Reporting Person is the record owner of the securities set forth on their respective cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of each Reporting Person’s cover sheet. Such percentage was calculated based on the 14,230,004 shares of Common Stock outstanding as of the date hereof. Notwithstanding the foregoing, Ms. Chan disclaims beneficial ownership with respect to the shares held by M Zion Capital, the shares held by M Olivet Capital, the shares held by M Cannan Capital and the shares entitled to CP Acquisitions upon conversion of its Convertible Note, in each case except to the extent of her pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Amendment of Pre-Funded Warrants for CP Acquisitions

As previously reported on this Schedule 13D, on January 25, 2024, Issuer and CP Acquisitions, an entity affiliated with and controlled by Raymond Chang, the Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer (“Board”), and I-Tseng Jenny Chan, a member of the Board, agreed to amend, restate and consolidate certain outstanding notes held by CP Acquisitions into a Senior Secured Amended, Restated and Consolidated Convertible Note (the “Convertible Note”).

As previously reported on this Schedule 13D, on May 21, 2024, the Issuer and CP Acquisitions entered into an amendment to the Convertible Note (the “CP Note Amendment”), pursuant to which CP Acquisitions may elect, in lieu of shares of Common Stock issuable upon conversion of the Convertible Note, to instead receive pre-funded warrants. The conversion price applicable to the pre-funded warrants remained unchanged at $1.46.

The pre-funded warrants have an exercise price of $0.001 per share, became exercisable upon issuance, will expire when the applicable warrant is exercised in full, and are exercisable on a cash basis or, if there is no effective registration statement registering the resale of the underlying shares of Common Stock, on a cashless exercise basis at CP Acquisitions’ discretion. Immediately following the execution of the CP Note Amendment, CP Acquisitions elected to convert $11.5 million of outstanding principal into a pre-funded warrant (the “CP Warrant”) exercisable at issuance for up to 7,876,712 shares of Common Stock.

On June 30, 2024, the Issuer and CP Acquisitions entered into an amendment to the CP Warrant (the “CP Warrant Amendment”). Prior to the CP Warrant Amendment, the CP Warrant provided that each time the Issuer consummated any bona fide equity financing with the primary purpose of raising capital, then the number of shares of Common Stock underlying the CP Warrant would be increased (the “Adjustment Provision”) to an amount equal to (i) the amount of the Convertible Note that was originally converted into the CP Warrant divided by (ii) the purchase or conversion price in the equity financing transaction, subject to proportional adjustment in the event the CP Warrant has been partially exercised. The CP Warrant Amendment amended the CP Warrant to (i) remove the Adjustment Provision and (ii) increase the threshold for a change of control, for purposes of determining whether a Fundamental Transaction has occurred (as such term is defined in the CP Warrant), from 50% of the outstanding Common Stock of the Issuer as originally provided in the CP Warrant to greater than 50% of the outstanding Common Stock of the Issuer.

The foregoing summary of the CP Warrant Amendment does not purport to be complete and is qualified in their entirety by reference to a copy of the CP Warrant Amendment, which is filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 3, 2024, which is attached as exhibit 1 to this Schedule 13D and are incorporated herein by reference.

There can be no assurance that any transactions contemplated by the CP Warrant Amendment that require stockholder approval will occur.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Except as set forth in the CP Warrant Amendment, and pre-funded warrant, or herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the call options, put options, security-based swaps or any other derivative securities, transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Amendment to Pre-Funded Common Stock Purchase Warrant between Agrify Corporation and CP Acquisitions, LLC dated as of June 30, 2024 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 3, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2024

I-Tseng Jenny Chan

/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan

M Zion Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Olivet Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M Cannan Capital, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

CP Acquisitions, LLC

By:	/s/ I-Tseng Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager